SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 000-21978

FUTUREMEDIA PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1
August 7, 2006 Press Release Announcing that Futuremedia generates positive EBITDA in May and June - Changes Fiscal Year End to June 30 and confirms guidance for fiscal 2007 - Secures additional financing commitment of $1.5 million.

Exhibit 2
Amended and Restated Securities Purchase Agreement (the “Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement”) dated August 3, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C.(c).

Exhibit 3
Amended and Restated Investor Registration Rights Agreement dated August 3, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP., Certain Wealth, Ltd. and TAIB Bank, B.S.C.(c) in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement.

Exhibit 4
Amended and Restated $5,500,000 Secured Convertible Note due April 19, 2009 issued to Cornell Capital Partners, LP in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement.

Exhibit 5
Amended and Restated $1,000,000 Secured Convertible Note due April 19, 2009 issued to Certain Wealth, Ltd. in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement.

Exhibit 6
Amended and Restated $1,000,000 Secured Convertible Note due April 19, 2009 issued to TAIB Bank, B.S.C. (c) in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement.

Exhibit 7	$1,500,000 Secured Convertible Note due August 3, 2009 issued to Cornell Capital Partners, LP in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement.

Exhibit 8
Deed of Variation dated August 3, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP in connection with the Amended and Restated Cornell/Certain Wealth/TAIB Securities Purchase Agreement.

Exhibit 9
Waiver and Agreement effective as of July 31, 2006 in connection with that certain Registration Rights Agreement dated July 21, 2005, by and among Futuremedia PLC, Mercator Momentum Fund, L.P., Mercator Momentum Fund, III, L.P., Monarch Pointe Fund, LTD, and M.A.G. Capital, LLC (previously filed as Exhibit 2.6 to Futuremedia’s Annual Report on Form 20-F for the year ended April 30, 2005, filed on August 4, 2005, File No. 000-21978).

Exhibit 10
Amendment No. 4 (“Amendment No. 4”) to Investor Registration Rights Agreement dated July 31, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP in connection with the Securities Purchase Agreement (the “Cornell Securities Purchase Agreement”) dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners, LP, (previously filed as Exhibit 2 to the Registrant’s Form 6-K, filed on December 20, 2005, File No. 000-21978) and the Investor Registration Rights Agreement (the “Investor Registration Rights Agreement”) dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 3 to the Registrant’s Form 6-K, filed on December 20, 2005, File No. 000-21978) as amended by Amendment No. 1 (“Amendment No. 1”) to the Investor Registration Rights Agreement dated April 19, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 2 to the Registrant’s Form 6-K, filed on April 25, 2006, File No. 000-21978), Amendment No. 2 (“Amendment No. 2”) to the Investor Registration Rights Agreement dated June 15, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 2 on Form 6-K filed on June 16, 2006, File No. 000-21978), and as amended by Amendment No. 3 (“Amendment No. 3”) to the Investor Registration Rights Agreement dated July 14, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 4.8 to the Registrant’s Amendment No. 5 to Form F-3, filed on July 17, 2006, File No. 333-131314).

Exhibit 11
Waiver by and between Futuremedia PLC and Cornell Capital Partners, LP effective as of July 31, 2006 in connection with the Investor Registration Rights Agreement as amended by Amendment No. 1 to Investor Registration Rights Agreement, Amendment No. 2 to Investor Registration Rights Agreement, Amendment No. 3 to Investor Registration Rights Agreement and Amendment No. 4 to Investor Registration Rights Agreement.

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-134835), Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public limited company

By:	/s/ Leonard M. Fertig
Leonard M. Fertig Chief Executive Officer

Date: August 7, 2006